BITMINE IMMERSION TECHNOLOGIES, INC.

2030 Powers Ferry Road SE, Suite 212

Atlanta, Georgia 30339

November 1, 2024

Mr. David Irving

Michelle Miller

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Bitmine Immersion Technologies, Inc.
Form 10-K Filed December 14, 2023
Form 10-Q Filed January 12, 2024
File No. 000-56220

Dear Mr. Irving and Ms. Miller:

I am writing on behalf of Bitmine Immersion Technologies, Inc. (the “Company”, “we”, “us” or “our”) to provide supplemental answers to the comment letter dated July 8, 2024 from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), with respect to the Company’s Form 10-K for the year ended August 31, 2023 and its Form 10-Q for the quarter ended February 29, 2024 (the “SEC Reports”). In regard to Comments 4 and 5, attached hereto as an Exhibit is the disclosure the Company expects to make about its revenue recognition policy regarding bitcoin generated from its mining operations through mining pools. The disclosure will appear in “Note 1 – Basis of Presentation and Summary of Significant Policies” to its audited financial statements included with the Form 10-K for the fiscal year ended August 31, 2024, under the sub-heading “Revenues from digital currency mining.” We believe the disclosures should address the concerns expressed in Comments 4 and 5 regarding whether the Company’s revenue recognition policies are in accordance with GAAP. Please let us know if the Commission has any further comments after reviewing this updated disclosure.

In connection with responding to the Staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

BITMINE IMMERSION TECHNOLOGIES, INC.

/s/ Jonathan Bates
Jonathan Bates
Chief Executive Officer

Cc:	Robert J. Mottern, Davis Gillett Mottern and Sims, LLC

EXHIBIT

Revenues from digital currency mining

The Company recognizes revenue under ASC 606, Revenue from Contracts with Customers. The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

•	Step 1: Identify the contract with the customer;
•	Step 2: Identify the performance obligations in the contract;
•	Step 3: Determine the transaction price;
•	Step 4: Allocate the transaction price to the performance obligations in the contract; and
•	Step 5: Recognize revenue when the Company satisfies a performance obligation.

Step 1: The Company has identified the third-party mining pool operator as its customer (the "Customer"). The Company enters into a contract with the Customer to provide its hash calculations to the Customer's mining pool. The contracts are terminable without penalty at any time by either party, and thus the contract term is shorter than a 24-hour period and the contracts are continuously renewed.

Applying the criteria per ASC 606-10-25-1, the contract arises at the point that the Company provides hash calculations to the Customer's mining pool, which is considered contract inception, because Customer consumption is in tandem with delivery of the hash calculations.

Step 2: In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets ASC 606’s definition of a “distinct” good or service (or bundle of goods or services) if both of the following criteria are met:

•	The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct); and

•	The entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).

Based on these criteria, the Company has identified a single performance obligation of providing hash calculations for the mining pool operator. The continuous renewal options do not represent material rights because they do not provide the Customer with the right to purchase additional goods or services at a discount. Specifically, the contract is renewed at the same terms, conditions, and rate as the current contract which is consistent with market rates, and there are no up-front or incremental fees in the initial contract. The Company has full control of the mining equipment used in the mining pool, and the Company determines if it will increase or decrease the hashrate calculations of its machines and/or fleet (i.e., for repairs or when power costs are excessive), thus increasing or reducing the hashrate provided to the Customer. Providing hashrate calculations in digital asset transaction verification services is an output of the Company’s ordinary activities.

Step 3: The transaction consideration the Company earns is non-cash digital consideration in the form of bitcoin, which the Company measures at fair value on the date earned at the daily opening price. The contract renews continuously throughout the day, and thus the value of the consideration should be assessed continuously throughout the day, and the Company has concluded to use the 23:59:59 UTC bitcoin price each day. According to the customer contract, daily settlements are calculated from midnight-to-midnight UTC time, and the sub-account balance is credited to the Company’s account shortly thereafter on the following day. There are no other forms of variable considerations, such as discounts, rebates, refunds, credits, price concessions, incentives, performance bonuses, penalties, or other similar items.

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The Company earns non-cash consideration based on the Full-Pay-Per-Share (“FPPS”) payout method set forth by the Customer in the form of bitcoin. The amount of bitcoin the Company is entitled to for providing hash calculations to the Customer's mining pool under the FPPS payout method is made up of block rewards and transaction fees less mining pool fees determined as follows:

•	The non-cash consideration calculated as a block reward over the continuously renewed contract periods is based on the total blocks expected to be generated on the Bitcoin Network for the daily 24-hour period beginning midnight UTC and ending 23:59:59 UTC in accordance with the following formula: the hash calculations that the Company provides to the Customer as a percent of the Bitcoin Network’s implied hash calculations as determined by the network difficulty, multiplied by the total Bitcoin Network block rewards expected to be generated for the same period.

•	The non-cash consideration calculated as transaction fees paid by transaction requestors is based on the share of total actual fees paid over the continuously renewed contract periods beginning midnight UTC and ending 23:59:59 UTC in accordance with the following formula: total actual transaction fees generated on the Bitcoin Network during the contract period as a percent of total block rewards the Bitcoin Network actually generated during the same period, multiplied by the block rewards we earned for the same period noted above.

•	The sum of the block reward and transaction fees earned by the Company is reduced by mining pool fees charged by the Customer for operating the mining pool based on a rate schedule per the mining pool contract. The mining pool fee is only incurred to the extent we perform hash calculations and generate revenue in accordance with the Customer’s payout formula during the continuously renewed contract periods beginning mid-night UTC and ending 23:59:59 UTC daily. During the nine months ending May 31, 2024, the Company utilized one mining pool for its self-mining operations, which charges 0.3% of the bitcoin payable to the Company as a pool management fee. This amount represents consideration paid to the Customer and is thus reported as a reduction in revenue as the Company does not receive a distinct good or service from the mining pool operator in exchange.

Step 4: There is a single performance obligation (i.e., hash calculations or hashrate) for the contract; therefore, all consideration from the Customer is allocated to this single performance obligation.

Step 5: The Company’s performance is completed over time as the Customer obtains control of the contributed hashrate. The performance obligation of hash calculations is fulfilled over time, as opposed to a point in time, because the Company provides the hash calculations throughout the contract period and the customer simultaneously obtains control of the service and uses it to produce bitcoin. While the non-cash consideration is variable, the Company has the ability to estimate the variable consideration at contract inception with reasonable certainty without the risk of significant revenue reversal. The Company does not constrain this variable consideration because it is probable that a significant reversal in the amount of revenue recognized from the contract will not occur when the uncertainty is subsequently resolved and recognizes the non-cash consideration on the same day that control is transferred, which is the same day as contract inception.

There are no deferred revenues or other liability obligations recorded by the Company since there are no payments in advance of the performance, and there are no remaining performance obligations after providing hash calculations. At the end of the 24 hour “midnight-to-midnight” period, there are no remaining performance obligations.

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